UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-56830

BROOKFIELD BUSINESS CORPORATION

(Translation of registrant's name into English)

Brookfield Place

225 Liberty Street, 8th Floor

New York, NY, 10281-1048

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

EXHIBIT LIST

Exhibit	Title
99.1	Press Release dated August 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS CORPORATION

	By:	/s/ A.J. Silber
Name: A.J. Silber
Date: August 14, 2026		Title: Managing Director, General Counsel and Corporate Secretary